Exhibit 99.1

STOCK EXCHANGE NOTIFICATION

December 23, 2011

Notice to bond holders under Eksportfinans’ Euro Medium Term Note programme

Eksportfinans has today sent the enclosed notice to the holders of bonds under Eksportfinans EMTN programme.

Contact information:

Chairman of the Board, Geir Bergvoll, ph: +47 91 31 54 85, e-mail:  geir.bergvoll@dnb.no

President and CEO, Gisele Marchand, ph: +47 22 01 23 70, e-mail:  gma@eksportfinans.no

EVP Director of Communications, Elise Lindbæk, ph: +47 90 51 82 50, e-mail:  el@eksportfinans.no

EVP General Counsel, Carine Lindman, ph: +47 97 73 37 79, e-mail:  cal@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no